Mail Stop 3010

May 15, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer
Duke Realty Corporation
600 East 96<sup>th</sup> Street, Suite 100
Indianapolis, Indiana 46240

> **Re:** **Duke Realty Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on February 25, 2009**
> **File No. 001-09044**

Dear Mr. Dennis D. Oklak:

We have reviewed your response letter dated April 21, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Consolidated Statements of Operations, page 59

1.  We have considered your response to comment two. If you are going to present an earnings measure for the operational components of your company, it should include appropriate allocations of all relevant expenses. To the extent that you are unable to allocate material charges such as general and administrative expense, impairment and other, then you should reevaluate the use of this presentation on the face of your statement of operations. In this regard, it would appear to be more meaningful within your segment footnote to the extent management uses this to evaluate your operations.

Note 7 – Indebtedness, page 72

2. We read your response to comment four. Please advise how your interpretation of paragraph 32(c) of SFAS 157 considers paragraphs 10 – 11 of FSP 157-2 specifically as it relates to the deferral not applying to items within the scope of SFAS 107 whether recognized or not. Further, given that you disclose the fair value of your fixed rate secured debt, unsecured debt and unsecured lines of credit was based on Level 3 inputs, it is unclear how this information is useful without the context of the relevant disclosures. Please advise us or confirm that you will revise to include all of the relevant Level 3 disclosures required by paragraph 32(c) of SFAS 157 in future filings. Finally tell us how you considered the requirements of SFAS 157 with respect to accounting pronouncements adopted during the first quarter of 2009.

Note 8 – Segment Reporting, page 75

3. We read your response to comment five and note the sum of the various Segments' FFO does not add up to FFO on a consolidated basis. As such, it would appear that there are some additional adjustments made to derive your Segment FFO that do not appear to comply with the definition adopted by NAREIT as disclosed. Accordingly, you should revise your description of Segment FFO to clearly describe that it is a modified measure that does not comply with the definition adopted by NAREIT.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009

Item 1A – Risk Factors

We and DRLP recently received comment letters from the staff of the SEC with regard to our 2008 Annual Reports on Form 10-K … page 28

4. Please confirm that your disclosure in future filings will reflect that any modifications made to your financial statements and related disclosures are the responsibility of management and not as a result of the SEC staff review.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,


Cicely LaMothe
Branch Chief